05037264

SEC[illegible] [illegible]SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42982

SEC MAIL PROCESSING SECTION RECEIVED FEB 25 2005 WASH. D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: William. H. Murphy & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2200 Post Oak Blvd. Suite 514
(No. and Street)

Houston (City) Texas (State) 77056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jim F. Herring
(Name – if individual, state last, first, middle name)

770 S. Post Oak Lane, Ste 690
~~2200 Post Oak Blvd.~~ (Address) Houston (City) Texas (State) 77056 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of William. H. Murphy & Co., Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TAMMY M. WRIGHT
Notary Public, State of Texas
My Commission Expires
September 05, 2007

Notary Public

Signature

William Murphy General Principal

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JIM F. HERRING

CERTIFIED PUBLIC ACCOUNTANT

770 S. POST OAK LANE, SUITE 690

HOUSTON, TEXAS 77056

(713) 840-7333 • FAX (713) 840-7117

Report of Independent Auditors

Board of Directors and Stockholder
Wm. H. Murphy & Co., Inc.

We have audited the accompanying statement of financial condition of Wm. H. Murphy & Co., Inc. as of December 31, 2004 and 2003, and the related statement of operations, changes in stockholder's equity and cash flows for the years then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wm. H. Murphy & Co., Inc. at December 31, 2004 and 2003, and the results of its operations, changes in stockholder's equity and cash flow for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 23, 2005

WM. H. MURPHY & CO., INC.
Statement of Financial Condition
December 31, 2004 and 2003

ASSETS

	2004	2003
Cash in banks and in transit	$ 50,064	$ 34,832
Deposits with clearing organizations	12,921	12,845
Receivable from brokers and dealers	1,579	1,851
Receivable from customers	-	25,000
Receivable from shareholders and employees	1,358	12,238
Receivable from affilated companies	-	31,786
Marketable securities owned, at market value	68,995	100,606
Furniture and equipment, at cost, less accumulated depreciation of $9,467	1,000	1,000
Total assets	$ 135,917	$ 220,158

LIABILITIES AND STOCKHOLDER'S EQUITY

	2004	2003
Accounts payable, accrued expenses and other liabilities	$ 13,077	$ 33,661
Stockholder's equity:		
Common stock, $1 par value; 1,000,000 shares authorized; 8,000 shares issued and outstanding	8,000	8,000
Additional paid in capital	703,018	673,018
Accumulated deficit	(588,178)	(494,521)
Total stockholder's equity	122,840	186,497
Total liabilities and stockholder's equity	$ 135,917	$ 220,158

See accompanying notes.

WM. H. MURPHY & CO., INC.
Statement of Operations
Years ended December 31, 2004 and 2003

	2004	2003
Revenues:		
Commissions	$ 32,170	$ 29,933
Investment banking income	178,484	249,690
Net dealer investment gains (losses)	(31,612)	21,815
Other	1,709	1,377
Total revenues	180,751	302,815
Expenses:		
Salaries, labor and related costs	87,948	131,807
Legal and professional	66,582	43,703
Office rentals	35,742	38,216
Bad debts	25,000	-
Travel and entertainment	20,660	26,845
Clearing charges	8,509	10,069
Telephone and equipment rentals	8,114	12,646
Office supplies, postage and expenses	3,241	9,909
Insurance	4,745	5,210
Regulatory fees and assessments	4,248	3,655
Other	9,957	(3,037)
Total expenses	274,746	279,023
Operating income (loss)	(93,995)	23,792
Interest income	338	146
Income (loss) before provision for income tax	(93,657)	23,938
Provision for federal income tax	-	-
Net income (loss)	$(93,657)	$ 23,938

See accompanying notes.

WM. H. MURPHY & CO., INC.
Statement of Changes in Stockholder's Equity
Years ended December 31, 2004 and 2003

	Common Stock	Additional Paid In Surplus	Accumulated Deficit	Total
Balances at January 1, 2003	$ 8,000	$ 655,018	$(491,624)	$ 171,394
Capital contributions during the year ending December 31, 2002	-	18,000	-	18,000
Dividends paid during the year ending December 31, 2003			(26,835)	(26,835)
Net income (loss) for the year ending December 31, 2003	-	-	23,938	23,938
Balances at December 31, 2003	8,000	673,018	(494,521)	186,497
Capital contributions during the year ending December 31, 2004	-	30,000	-	30,000
Net income (loss) for the year ending December 31, 2004	-	-	(93,657)	(93,657)
Balances at December 31, 2004	$ 8,000	$ 703,018	$(588,178)	$ 122,840

See accompanying notes.

WM. H. MURPHY & CO., INC.
Statement of Cash Flows
Years ended December 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (93,657)	$ 23,938
Adjustments to reconcile net income to net cash provided (used) in operating activities:		
Increase in deposits	(76)	-
Decrease (increase) in receivables	67,938	(17,055)
Decrease (increase) in prepaid expenses	-	3,981
Unrealized loss (gain) on investments	31,612	(21,815)
Increase (decrease) in accounts payable and accruals	(20,585)	22,695
Net cash provided by (applied to) operating activity	(14,768)	11,744
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions of additional paid in capital	30,000	17,999
Net cash provided by financing activity	30,000	17,999
Net increase (decrease) in cash	15,232	29,743
Cash at beginning of period	34,832	5,089
Cash at end of period	$ 50,064	$ 34,832
SUPPLEMENTAL DISCLOSURE:		
Noncash financing transactions- Dividend of marketable securities to sole shareholder	$ -	$ (26,835)

See accompanying notes.

WM. H. MURPHY & CO., INC.

NOTES TO FINANCIAL STATEMENTS

For the year ended December 31, 2004 and 2003

1. Organization and significant accounting policies

Wm. H. Murphy & Co., Inc. was incorporated under the laws of the State of Texas on August 14, 1990 and commenced operations as a broker/dealer effective January 1, 1991.

Customer securities transactions are handled through a clearing broker dealer under an agreement dated December 7, 1990. The Company does not hold customer funds or securities and operates pursuant to the exemptive provisions of paragraph k(2)(ii) of SEC Rule 15c3-3 (the "Customer Protection Rule"). Commission income and expenses are recorded on a settlement date basis as reported by the clearing broker dealer. Investment banking revenue is recorded at the time the settlement is made.

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). Under SFAS 109, the deferred tax provision is determined under the liability method. Under this method, deferred tax assets and liabilities are recognized based on differences between the financial statements and the tax bases of assets and liabilities using presently enacted tax rates. As a result of operating losses incurred by the Company since its inception, the deferred tax benefit of operating loss carryforwards has not been recognized as the realization of the deferred asset is not reasonably assured.

Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Depreciation is provided on a straight line basis using estimated useful lives of seven years.

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturties of less than ninety days that are not held for sale in the ordinary course of business.

2. **Net capital requirements**
The Company is subject to the net capital requirements under Rule 15c3-1 of the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. At December 31, 2004, the Company had net capital, as defined, of $92,611 which was $86,611 in excess of its required net capital of $6,000. At December 31, 2003, the net capital, as defined was $49,554 in excess of the required net capital.

3. **Fair value of financial investments**
The estimated fair value of the Company's financial instruments at December 31, 2004 and 2003 are as follows:

	2004		2003	
	Carrying amount	**Fair Value**	**Carrying amount**	**Fair Value**
Cash in banks and in transit	$50,094	$50,094	$34,832	$34,832
estments for which it is:				
Practical to estimate fair value	68,995	68,995	100,606	100,606
Not practical to estimate fair value	-	-	-	-

The following methods and assumptions were used to estimate fair value of each class of financial instruments:

Cash in banks - The carrying amount approximates fair value because of the short maturity of those investments.

Investments - Fair value of investments are estimated based upon quoted market prices at the balance sheet date.

4. **Commitments**
The Company leases its office facilities under a forty (40) month lease, which lease became effective on September 1, 2003.

At December 31, 2004, future minimum rental payments under the lease are as follows:

Year ending December 31,	
2005	37,134
2006	37,134
Total minimum rental payments	$ 74,268

Rent expense for all operating leases totaled $35,742 and $38,216, respectively, in the years ended December 31, 2004 and 2003.

5. **Federal Income Taxes**

As of December 31, 2004 and 2003, the Company had net operating loss carryforwards totaling approximately $467,000 and $ 396,000, respectively. These net operating loss carryforwards will expire, if not otherwise utilized, in years 2005 - 2022.

6. **Related party transactions**

During the year ended December 31, 2004, the Company advanced funds amounting to $7,598 to certain partnerships and corporations in which the sole shareholder of the Company is a partner or shareholder. Such advances, including prior year receivables from the related parties in the amount of $31,786, were repaid to the Company prior to December 31, 2004. Additionally, the Company received revenues amounting to $1,717 based upon assignments to the Company of contracts in the name of related parties. Finally, the Company paid certan personal expenses of the sole shareholder in the amount of $1,358, which payments are reflected as a receivable from the shareholder in the accompanying financial statements.

Schedule I

WM. H. MURPHY & CO., INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act

As of December 31, 2004

Total assets		$135,917
Less: Total liabilities (exclusive of subordinated debt)		13,077
Net worth		122,840
Deductions from and/or charges to net worth:		
Total non-allowable assets	$ 17,359	
Other deductions or charges	-	
Total deductions from net worth		17,359
Net capital before haircuts on securities positions		105,481
Haircuts on securities:		
Certificates of deposit and commercial paper	-	
U.S. and Canadian government obligations	-	
State and municipal government and	-	
obligations	-	
Corporate obligations	-	
Stocks and warrants	8,099	
Options	-	
Arbitrage	-	
Other securities	-	
Undue concentration	4,771	
Total haircuts of securities		12,870
Net capital		$ 92,611
Minimum net capital requirement		$ 6,000
Excess net capital		$ 86,611
Aggregate indebtedness		$ 13,077
Ratio of aggregate indebtedness to net capital		15.1%
Ratio of subordinated indebtedness to debt/equity total		$ -

RECONCILIATION WITH COMPANY'S COMPUTATION:

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 98,036
Allowable assets erroneously reported as non-allowable	
Deposits	-
Investment in common stock	-
Accrued interest receivable	-
Difference due to offsetting various assets accounts against related liabilities	-
Net audit adjustments-accrual of accounts payable	5,425
Other items, net	-
Net capital per above	$ 92,611

Schedule II

WM. H. MURPHY & CO., INC.
Supplementary Information
Form X-17a-5
Part III

Part (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.

The Company is not subject to the Reserve Requirements pursuant to Rule 15c3-3 because the Company operates under the exemptive provisions and paragraph k(2)(ii) of SEC Rule 15c3-3.

Part (i) Information relating to the Possession or Control Requirements under Rule 15c3-3.

The Company is not subject to the Possession and Control Requirements under Rule 15c3-3. The Company does not possess nor control any customer funds or securities that would require disclosure under said rule. The Company operates under the exemptive provisions of paragraph K(2)(ii) of Rule 15c3-3.

Part (j) A reconciliation of the computation on the net capital under Rule 15c3-1 and the computation for determination of Reserve Requirements under Exhibit A of Rule 15c3-3.

There were no material differences between the computation of net capital pursuant to Rule 15c3-1 and the corresponding net capital amount prepared by Wm. H. Murphy & Co., Inc. and included in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2004.

The computation for Determination of Reserve Requirements pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements under Rule 15c3-3 have been omitted because the firm is exempt under paragraph K(2)(ii) of SEC Rule 15c3-3.

Part (k) Reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.

The Company does not prepare consolidated accounts as it has no subsidiaries to consolidate.

JIM F. HERRING
CERTIFIED PUBLIC ACCOUNTANT
770 S. POST OAK LANE, SUITE 690
HOUSTON, TEXAS 77056
(713) 840-7333 • FAX (713) 840-7117

SIPC SUPPLEMENTAL REPORT

February 23, 2005

Board of Directors
Wm. H. Murphy & Co., Inc.
2200 Post Oak Blvd., Suite 514
Houston, Texas 77056

Dear Sirs:

I am an independent certified public accountant with respect to Wm. H. Murphy & Co., Inc., and my recent examination of their Financial Statements was as of December 31, 2004, upon which I reported under date of February 23, 2005.

With respect to the preparation of the SIPC Supplemental Report pursuant to Rule 17A-5(e)(4) of the Securities and Exchange Commission, Wm. H. Murphy & Co., Inc., is adhering to NASD notice to Members 89-25 which included a no action letter from the SEC which waives the preparation of the supplemental accountant's report for any firm that has gross annual revenues of $500,000 or less.

Yours very truly,

Jim Herring

JFH/jhs

MEMBER: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
TEXAS SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

JIM F. HERRING
CERTIFIED PUBLIC ACCOUNTANT
770 S. POST OAK LANE, SUITE 690
HOUSTON, TEXAS 77056
(713) 840-7333 • FAX (713) 840-7117

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

February 23, 2005

Board of Directors
Wm. H. Murphy & Co., Inc.
Houston, Texas

I have examined the financial statements of Wm. H. Murphy & Co., Inc. for the year ended December 31, 2004, and have issued my report thereon dated February 23, 2005. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including test of compliance with such practice and procedures) followed by Wm. H. Murphy & Co., Inc. that I considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (II) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3, I determined that the company was in compliance with the conditions of the exemption and that no facts came to my attention that such conditions had not been complied with during the period.

I also made a study for the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(II) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-12 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Wm. H. Murphy & Co., Inc. taken as a whole, however, my study and evaluation disclosed no condition that I believe to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Jim Herring, CPA

Houston, Texas